FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2016

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Registrant’s Investors Presentation filed with the Israeli Securities Authority on November 24, 2016

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:   November 25, 2016

3

 DISCOVER. INNOVATION  November 2016  ELRON - INVESTOR PRESENTATION

 Forward-Looking Information  This presentation is for information purposes only. By this presentation, Elron does not intend to solicit offers to purchase its securities and the presentation does not constitute an invitation to receive such offers. Elron may make improvements and/or changes in the features or content presented herein at any time. Elron shall not be liable for any loss, claim, liability or damage of any kind resulting from the investor's reliance on or reference to any detail, fact or opinion presented herein. The presentation is not intended to provide a comprehensive description of Elron's activities, and Elron urges investors to consider the information presented herein in conjunction with its public filings including its annual and other periodic reports. Nothing in this presentation should be considered "investment advice", as defined in the Regulation of Investment Advice, Investment Marketing and Portfolio Management Law, 1995. Certain statements made over the course of this presentation may be forward-looking in nature, as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. Such forward-looking statements involve known and unknown risks, uncertainties, forecasts, assessments, estimates or other information, which relates to a future event or matter whose occurrence is not certain and which is not within the sole control of Elron, and other factors which may cause the actual results, performance and achievements of Elron to be materially different from any future results, performance and achievements implied by such forward-looking statements. These forward looking statements are not proved facts and are based on Elron's subjective assessments which rely on analysis of general information, public publications, researches and reviews, which do not include any liability as to the accurateness or completeness of the information contained there and their accurateness hasn't been examined by Elron. The realization of these forward looking statements will be affected by factors that cannot be assessed in advance and which are not within the control of Elron. Elron assumes no obligation to update the information in this presentation and disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.These estimates, in whole or in part, may not materialize, or may materialize in a manner materially different than expected. The principal factors that may affect this are developments in Elron’s and its group companies’ fields of operation; failure to obtain regulatory approvals; failure to meet goals; failure or delay in recruiting the number of patients or samples necessary to complete clinical trials; failure or delay in correcting defects or the discovery of additional defects; clinical trial results; inability to realize technologies; modifications in technologies; modifications in work plan, goals and/or strategy; or if any risk associated with Elron and its group companies and the course of clinical trials and their results occurs.  2

RECENT DEVELOPMENTS

Dividend: $15 MILLION DISTRIBUTION TO SHAREHOLDERS

+ Since 2010, dividends to shareholders amounted to $140m

Medical Devices: NEW INVESTMENT IN NITINOTES

+ Nitinotesis developing an endoscopic gastric sleeve procedure for the treatment of obesity
+ Our investment:$3m; our holding: 36%*

CartiHeal: FDA APPROVAL TO INITIATE A CLINICAL STUDY IN THE U.S.

+ The FDA approvedCartiHeal'sIDE application to conduct a clinical trial for U.S. marketing approval of the Agili -C
+ The Agili-C is animplant for cartilage & bone repair in loadbearing joints, such as the knee

OpenLegacy: FINANCING ROUND JOINED BY NEW INVESTORS

+ OpenLegacyclosed a ~$5m financing from external investors
+ OpenLegacyreceived anhonorable mentionby Gartner Magic Quadrant Full Lifecycle API Management, October 2016

* 36% after the funding round will be completed; currently 14%

This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.

3

   This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.   2017: IMPORTANT EVENTS  4  Complete patient recruitment for FDA trial  BRAINSGATE  Complete FDA trial on UTI (urinary tract infection) application  POCARED  Commence FDA trial following approval of IDE application  CARTIHEAL  Go-to-market based on new management’s work plan  NOTAL VISION

 DISCOVER. ELRON

   OPERATIONAL HOLDING COMPANY IN THE VC SPACE  WE SPECIALIZE IN MEDICAL DEVICE TECHNOLOGIES WITH SIGNIFICANT EXIT POTENTIAL  + WE HAVE 50 YEARS EXPERIENCE IDENTIFYING OPPORTUNITIES, BUILDING TECHNOLOGY LEADERS, AND EXITING HOLDINGS + WE INVEST PRIMARILY IN EARLY STAGE COMPANIES+ WE RELY ON A PROVEN STRATEGY OF HANDS-ON INVOLVEMENT IN THE DAY-TO-DAY OPERATIONS OF OUR GROUP COMPANIES+ OUR COMPANIES BENEFIT FROM OUR SKILL AT TAKING AN IDEA THROUGH R&D & REGULATION, WHILE CREATING MAJOR VALUE    Elron was established in 1962 THE IDEA: to bridge the gap between Israeli R&D and industry, and create “a knowledge-based industry” (later named hi-tech…)  6

   OPERATIONAL HOLDING COMPANY IN THE VC SPACE  WE SPECIALIZE IN MEDICAL DEVICE TECHNOLOGIES WITH SIGNIFICANT EXIT POTENTIAL  + WE HAVE 50 YEARS EXPERIENCE IDENTIFYING OPPORTUNITIES, BUILDING TECHNOLOGY LEADERS, AND EXITING HOLDINGS + WE INVEST PRIMARILY IN EARLY STAGE COMPANIES+ WE RELY ON A PROVEN STRATEGY OF HANDS-ON INVOLVEMENT IN THE DAY-TO-DAY OPERATIONS OF OUR GROUP COMPANIES+ OUR COMPANIES BENEFIT FROM OUR SKILL AT TAKING AN IDEA THROUGH R&D & REGULATION, WHILE CREATING MAJOR VALUE    Elron was established in 1962 THE IDEA: to bridge the gap between Israeli R&D and industry, and create “a knowledge-based industry” (later named hi-tech…)  6

 PERFORMANCE IN 2016:  114  20  59  4  269  * Including RDC  *  26

     LOSS (1-9/16): $17.5M  INVESTMENTS *: $40M  PERFORMANCE IN 2016:  20  59  4  269  * Including RDC  7  LIQUID RESOURCES *: $89M  26  SINCE 2010: AGGREGATE PROFIT OF $151M; $140M IN DIVIDENDS  114

     LOSS (1-9/16): $17.5M  INVESTMENTS *: $40M  PERFORMANCE IN 2016:  114  20  59  4  269  * Including RDC  7  LIQUID RESOURCES *: $89M  26  SINCE 2010: AGGREGATE PROFIT OF $151M; $140M IN DIVIDENDS

VALUE POTENTIAL

SUMMARY OF OUR ASSETS:

MARKET VALUE LESS CASH AND FINANCIAL ASSETS = $72M

Holdings in companies [1]	Book value at Sept. 30, 2016 ($m)	Amount invested ($m)
Associates and consolidated companies:		
Pocared (61%)	17.9	59.9
BrainsGate (30%)	3.8	29.1
CartiHeal (35%)	4.4	11.7
PLYmedia (23%)	-	2.5
Others	12.9	20.3
Companies presented at fair value:		
Notal Vision (21%)	17.9	12.3
Others	4.6	18.6
Total Holdings	61.5	154.4
Fair value of contingent consideration from sale of companies [2]	4.5	4.5
Cash (as of Nov. 22, 2016) [2]	36.0	36.0
Financial assets, net (as of Nov. 22, 2016) [2]	27.7	27.7
TOTAL [3]	129.7	222.6
Price per share on TASE (in $) (as of Nov. 22, 2016)		4.55
Elron's market value (as of Nov. 22, 2016)		135.4

[1] Includes Elron's direct holdings and its effective indirect holdings through RDC and RDSeed. Includes investments made after Sept. 30, 2016.
[2] Includes Elron's balance and 50.1% of RDC's balance.
[3] The above financial data are based on publicly available information and do not represent a valuation, investment advice, or a financial opinion of any kind.

8

 DISCOVER. BRAINSGATE

BRAINSGATE

OUR INVESTMENT:

$29M

ESTABLISHED: 2000

FIRST INVESTMENT: 2005

TOTAL INVESTMENT: $96M

MAIN PARTNERS: Johnson & Johnson, Boston Scientific, Medtronic, Pitango, Cipio Partners



VISION: To increase the potential number of stroke victims who receive treatment from ~7% to ~80%

PRODUCT: Electrode used to electrically stimulate a nerve center behind the nasal cavity (the SPG), to induce dilation of cerebral blood vessels and increase blood flow to the brain

OUR HOLDING:

30%

10

~800,000 PEOPLE SUFFER A STROKE EACH YEAR IN THE U.S.

STROKE: INTERRUPTION OF BLOOD FLOW TO THE BRAIN

- When blood flow to an area of the brain is cut off **blood cells begin to die**
- When brain cells die, functions controlled by that part of the brain (e.g. memory, muscle control) **are lost**
- **THE EFFECTS OF A STROKE DEPEND ON HOW MUCH DAMAGE TO THE BRAIN OCCURRED**

Ischemic stroke



A clot blocks blood flow to an area of the brain

THERE ARE 2 TYPES OF STROKE.

ISCHEMIC STROKE

Blood flow to the brain is blocked by a **blood clot**

87% of strokes are ischemic

BRAINSGATE'S DEVICE IS INTENDED TO TREAT ISCHEMIC STROKE

HEMORRHAGIC STROKE

Blood leaks into the brain from a **ruptured** blood vessel

13% of strokes are hemorrhagic

Hemorrhagic stroke



Bleeding occurs inside or around brain tissue

Sources: American Heart Association: Heart Disease and Stroke Statistics Report – 2015; BrainsGate website: http://brainsgate.com/eng/page.php?id=3&instance_id=9.

11

   THE COST OF STROKE EACH YEAR IN THE U.S.: $34 BILLION  Sources: American Heart Association: Heart Disease and Stroke Statistics Report – 2010, 2015; CDC website: http://www.cdc.gov/stroke/facts.htm.   15-30% OF STROKE SURVIVORS ARE LEFT PERMANENTLY DISABLED   mRS  Average Lifetime Cost Per Stroke Patient  Sources: Samsa et al, Performing Cost-Effectiveness Analysis by Integrating Randomized Trial Data with a Comprehensive Decision Model: Application to Treatment of Acute Ischemic Stroke, J Clin Epidemiol Vol. 52, No. 3, pp. 259–271, 1999Savings calculated by: Expected mRS Distribution X Effect X Tx Cost Savings  0  1  2  3  4  5  6                  mRS: measure of degree of disability of stroke patients (0=complete recovery, 6=death)  12

   WHY ARE SO MANY STROKE SURVIVORS LEFT DISABLED?  THE GOAL OF ALL STROKE TREATMENTS IS TO RESTORE BLOOD FLOW TO THE AFFECTED AREA AS QUICKLY AS POSSIBLE, AND PREVENT BRAIN CELL DEATH  Cells in the affected area die almost immediately, and cannot be salvagedHowever, surrounding the blockage are regions of viable tissue at risk – the ischemic penumbra – which can be salvaged if blood flow is restored in time        DRUG TREATMENT FOR RESTORING BLOOD FLOW TO THE AFFECTED AREA IS AVAILABLE, BUT ONLY ~7% OF STROKE VICTIMS RECEIVE IT, AS SAFETY FACTORS LIMIT THE TREATMENT WINDOW TO 4.5 HOURS  Source: American Heart Association: Temporal Trends in Patient Characteristics and Treatment With Intravenous Thrombolysis Among Acute Ischemic Stroke Patients at Get With the Guidelines–Stroke Hospitals, Schwamm, Circ Cardiovasc Qual Outcomes. 2013;6:543-549.  13

tPA: THE ONLY FDA APPROVED DRUG TREATMENT SINCE 1996

THE GOAL OF ALL STROKE TREATMENTS IS TO RESTORE BLOOD FLOW TO THE AFFECTED AREA AS QUICKLY AS POSSIBLE, AND PREVENT BRAIN CELL DEATH

1. CLOT-BUSTING DRUG
2. CLOT RETRIEVING DEVICES
3. ELECTRICAL STIMULATION

tPA: 4.5-HOUR TREATMENT WINDOW

- The risk of hemorrhage just 3 hours after stroke onset increases 10X
- Certain patients are eligible for treatment up to 4.5 hours after symptoms first start
- tPA is not approved for use after 4.5 hours from stroke onset
- **MOST PATIENTS DO NOT GET TO THE HOSPITAL IN TIME FOR tPA TREATMENT, DUE IN PART TO FAILURE TO RECOGNIZE SYMPTOMS AND DISTANCE FROM HOME-TO-HOSPITAL**

Sources: Adams HP, et al (2003) *Stroke 34*, 1056-83; del Zoppo GJ, et al (2009) *Stroke 40*, 2945-48.

14

ENDOVASCULAR THERAPY: AN EFFECTIVE TREATMENT BASED ON RECENT STUDIES

THE GOAL OF ALL STROKE TREATMENTS IS TO RESTORE BLOOD FLOW TO THE AFFECTED AREA AS QUICKLY AS POSSIBLE, AND PREVENT BRAIN CELL DEATH

1 CLOT-BUSTING DRUG

2 CLOT RETRIEVING DEVICES

3 ELECTRICAL STIMULATION

CLOT RETRIEVERS: ADD-ON TREATMENT

- In the past this treatment was used in an 8-hour treatment window, but was not widely adopted due to lack of proven clinical benefit
- 2015: Several large multicenter trials were published showing that treatment with endovascular treatment in a limited time window has significant clinical benefits for stroke patients
- **THIS MODE OF TREATMENT IS EXPECTED TO GRADUALLY INCREASE THE NUMBER OF STROKE VICTIMS WHO RECEIVE TREATMENT**

Sources: Broderick JP, et al (2013) *New England Journal of Medicine 368*(10), 893-903; Ciccone A, et al (2013) *New England Journal of Medicine 368*(10), 904-13; Kidwell CS, et al (2013) *New England Journal of Medicine 368*(10), 914-23; Berkhemer OA, et al (2015) *New England Journal of Medicine 372*(1), 11-20; Campbell BC, et al (2015) *New England Journal of Medicine 372*(11), 1009-18; Goyal M, et al (2015) *New England Journal of Medicine 372*(11), 1019-30; Joven TG, et al (2015) *New England Journal of Medicine*; Saver JL, et al (2015) *New England Journal of Medicine*; European Stroke Organisation (ESO) Conference 2015. Abstract 82, Abstract 180.

15

BRAINSGATE: ALTERNATE THERAPY THAT EXPANDS THE TREATMENT WINDOW TO 24 HOURS

THE GOAL OF ALL STROKE TREATMENTS IS TO RESTORE BLOOD FLOW TO THE AFFECTED AREA AS QUICKLY AS POSSIBLE, AND PREVENT BRAIN CELL DEATH

1 CLOT-BUSTING DRUG

2 CLOT RETRIEVING DEVICES

3 ELECTRICAL STIMULATION

ELECTRODE: 24-HOUR TREATMENT WINDOW

- Electrical stimulation of the SPG (a nerve center behind the nasal cavity) using a miniature electrode
- The electrode's activation induces dilation of cerebral blood vessels, and augments cerebral blood flow; without affecting central blood pressure
- **THE RISK OF HEMORRHAGE IS NOT INDUCED, THEREFORE THE TREATMENT MAY BE GIVEN DURING A BROAD WINDOW OF UP TO 24 HOURS**

16

ISS: THE ISCHEMIC STROKE SYSTEM


Implant
Implantation site
GuideView
C. Controller
A. Transmitter
B. Driver

TREATMENT REGIMEN:

- 5 daily stimulation sessions, of 4 hours each
- The neurologist performs the implantation (which is brief and simple), with the aid of a navigation system

SPG (sphenopalatine ganglion) = supplies parasympathetic innervation to the anterior cerebral circulation and some of the posterior circulation

Transmitter = emits RF waves which energize the implant

Implant = delivers electrical pulses to the SPG

GuideView = helps navigate the implant through the canal to its correct position near the SPG using a patient's CT

BrainsGate's ISS is an investigational device, not approved for marketing.

17

   STATUS  18  This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.   BRAINSGATE IS CONDUCTING AN FDA TRIAL FOR U.S. MARKETING APPROVAL OF THE ISS, ON 800-1000 PATIENTS:  APR ‘14  Green light from DSMB (Data Safety and Monitoring Board) to continue the trial based on an interim analysis of the safety results of 350 patients  MAY ‘16  Green light from DSMB to continue the trial based on a second (and final) interim analysis of 600 patients  AUG ‘16  First implantation with new injectable implant  JUN ‘11  FDA trial commences  2017  Patient recruitment expected to be completed (as of Nov ‘16, ~680 patients recruited)

 DISCOVER. POCARED

POCARED



OUR INVESTMENT:

$64M

ESTABLISHED: 2004

FIRST INVESTMENT: 2007

TOTAL INVESTMENT: $107M

MAIN PARTNER: SCP Vitalife

VISION: To promote antibiotic stewardship and significantly reduce lab costs by providing a method for rapid infectious diseases diagnostics

PRODUCT: Rapid and automated microbiology lab system for infectious diseases diagnosis

OUR HOLDING:

67%

20

THE METHODS USED IN ORGANISM IDENTIFICATION HAVEN'T CHANGED IN MORE THAN 100 YEARS

BACTERIA CULTURING: THE DIAGNOSTICS OF YESTERDAY

Since the 19th century, microbiology testing has been done by culturing bacteria in petri dishes



- **Expensive:** Requires reagents and skilled lab technicians
- **Manual:** Prone to human error, limited throughput
- **Inefficient:** Large lab footprint
- **Lengthy:** Diagnosis that relies on culturing bacteria to reach sufficient concentration levels takes days

CONSEQUENCES	Over-/mis-prescribing antibiotics while awaiting lab results (promotes antibiotic resistance) Costly lab tests

AUTOMATED LAB SYSTEM: THE DIAGNOSTICS OF TOMORROW

*In the 21st century, **POCARED** developed a technology for automatically identifying bacteria in body fluids, by identifying their optical "fingerprint"*

RAPID & AFFORDABLE TESTING



21

"Few issues in public health today are as critical and time urgent as combating the growing threat of antibiotic resistance"

(Margaret A. Hamburg, M.D., Commissioner of the FDA, 2009-2015)

> **"Simply using antibiotics creates resistance."**

HOW DOES ANTIBIOTIC RESISTANCE HAPPEN?

- The use of antibiotics is the single most important factor leading to antibiotic resistance around the world
- Antibiotics are among the most commonly prescribed drugs
- Up to 50% of all the antibiotics prescribed are not needed or are not optimally effective as prescribed

WHAT ARE THE CONSEQUENCES?

- **2,000,000** ILLNESSES EACH YEAR IN THE U.S.
- **23,000** DEATHS EACH YEAR IN THE U.S.
- **$20B** ANNUAL EXCESS DIRECT U.S. HEALTHCARE COSTS
- **$35B** ANNUAL U.S. SOCIETAL COSTS FOR LOST PRODUCTIVITY

TIMELINE OF DEVELOPING ANTIBIOTIC RESISTANCE

Antibiotic	Resistance identified	Antibiotic introduced
penicillin	1940	1943
tetracycline	1959	1950
erythromycin	1968	1953
methicillin	1962	1960
gentamicin	1979	1972
vancomycin	1988	1972
imipenem	1998	1985
ceftazidime	1987	1985
levofloxacin	1996	1996
linezolid	2001	2000
daptomycin	2004	2003
ceftaroline	2011	2010

Sources: CDC, Antibiotic Resistance Threats in the United States, 2013; "FDA's Take on the Executive Order and National Strategy to Combat Antibiotic-Resistant Bacteria", posted on September 18, 2014 by FDA Voice, http://blogs.fda.gov/fdavoice.

22

   THE MICROBIOLOGY LAB: THE LAST LAB TO IMPLEMENT FULL AUTOMATION  Sources: Bourbeau PP and Ledeboer NA (2013) Journal of Microbiology 51(6), 1658-65; Kaplan RL and Burgess TE (2010) Journal of Microbiology & Biology Education 11(2), 140-43; Novak SM and Marlowe EM (2013) Clinics in Laboratory Medicine 33, 567-88.  THERE IS A DEMAND FOR AN AUTOMATED MICROBIOLOGY LAB WITH THE PROMISE FOR:  FEWER SKILLED WORKERS  HIGHER THROUGHPUT  GREATER EFFICIENCY                       The average age of the lab workforce in the U.S. is about 50, and increasingAbout 70% of training programs have closed in the U.S. over the last 40 years  Testing volumes are increasing 10-15% per year, due to factors such as:technological innovation, aging population, infection control legislation, and more    Economic pressures drive the need to contain costs while maintaining high accuracy:“DO MORE WITH LESS”    23

 STEP 1: SAMPLE PREPARATIONFiltration using “wet foam” technology to isolate micro-organisms  STAGE 3: REPORTINGA report with data on specimen screening (positive/negative), organism identification and enumeration is received  STEP 2: FLUORESCENCE ANALYSIS   The Analyzer employs algorithms that determine which wavelength to choose, and detect the organism’s “optical fingerprint”  P-1000 Analyzer  Sample Processor  User interface    POCARED’S AUTOMATED LAB SYSTEM    A DIAGNOSTIC TEST BASED ON OPTICAL TECHNOLOGY  + Micro-organisms are identified based on their unique optical signatures in response to different UV wavelengths + Culture-free, lab assistant operated + Gold standard accuracy + A full batch of 42 samples takes 2 hours to diagnose  The P-1000 Analyzer is investigational in the U.S., and CE-marked in the EU. The Sample Processor is exempt from regulatory approvals.  24
 The Analyzer employs algorithms that determine which wavelength to choose, and detect the organism’s “optical fingerprint”  P-1000 Analyzer  Sample Processor  User interface  The P-1000 Analyzer is investigational in the U.S., and CE-marked in the EU. The Sample Processor is exempt from regulatory approvals.  *

   STATUS  25  This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.   FIRST APPLICATION – Diagnosis of urinary tract infection  Pocared is preparing to conduct a new FDA trial, planned for 2017  SECOND APPLICATION – Rapid antibiotic susceptibility test  Pocared is currently conducting clinical proof-of-concept

THE NEXT APPLICATIONS FOR POCARED'S P-1000:

1

ANTIBIOTIC RESISTANCE

(rapid AST)

NO rapid solution currently available

STATUS: clinical feasibility

2

THROAT SWABS

(streptococci)

41m tests in the U.S. annually

STATUS: clinical validation, ready for regulatory studies

3

NASAL SWABS

(MRSA/MSSA)

8m tests in the U.S. annually

STATUS: clinical feasibility

4

BLOOD CULTURES

(sepsis)

50m tests in the U.S. annually

STATUS: clinical proof of concept

Source: Pocared data.

This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.

26

 DISCOVER. CARTIHEAL

   CARTIHEAL  ESTABLISHED: 2009FIRST INVESTMENT: 2012TOTAL INVESTMENT: $30MMAIN PARTNERS: Johnson & Johnson, Accelmed  VISION: To treat joint surface lesions, and to halt the progression of knee osteoarthritis and delay or prevent knee replacementPRODUCT: Implant for cartilage and bone repair in the joint  OUR INVESTMENT:$12M  OUR HOLDING:35%  28

OSTEOARTHRITIS AFFECTS ~14% OF ADULTS AGED 25 YEARS AND OLDER IN THE U.S.

CARTILAGE DEFECTS ARE PAINFUL AND IMPAIR PHYSICAL ACTIVITY

- Cartilage does not possess spontaneous healing potential

No current treatment has succeeded in regenerating native cartilage

CARTILAGE DEFECTS LEFT UNTREATED MAY PROGRESS TO OSTEOARTHRITIS

- There are no treatments that halt the progression of osteoarthritis (OA)

Patients who do not respond to pain relievers and are not yet candidates for knee replacement lack a solution

KNEE PROCEDURES IN THE U.S.

During 2004-2011 **~2 million** people underwent a surgical procedure addressing a cartilage defect in the knee

The most common procedures: microfracture and debridement

In 2010 **~720,000** total knee replacements were performed

Persons with knee OA spend ~50% of their postdiagnosis life expectancy in between treatments **while waiting for total knee replacement**

Sources: CDC website: http://www.cdc.gov/arthritis/basics/osteoarthritis.htm, http://www.cdc.gov/nchs/fastats/inpatient-surgery.htm; Losina E, et al (2015) *Arthritis Care & Research* 67(2), 203-15; McCormick F, et al (2014) *Arthroscopy* 30(2), 222-26.

29

   30    12 weeks post-op    6 weeks post-op    3 weeks post-op  The implant has a unique structure, composed of calcium carbonate with hyaluronic acid    The Agili-C is investigational in the U.S., and CE-marked in the EU.   AGILI-C: IMPLANT FOR CARTILAGE & BONE REPAIR IN JOINTS

   STATUS  31  This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.   CARTIHEAL’S AGILI-C HAS BEEN IMPLANTED IN ~200 PATIENTS TO DATE TO TREAT TRAUMATIC AND DEGENERATIVE LESIONS IN THE KNEE, GREAT TOE & ANKLE  2016  The FDA approved CartiHeal’s IDE application to conduct a clinical trial for U.S. marketing approval of the Agili -C

 DISCOVER. NOTAL VISION

NOTAL VISION

OUR INVESTMENT:

$12M

ESTABLISHED: 2000

FIRST INVESTMENT: 2002

TOTAL INVESTMENT: $55M

MAIN PARTNERS: Ganot, Evergreen



VISION: To save the eyesight of Age-related Macular Degeneration (AMD) patients

PRODUCT: Home-monitoring system that sends out an alert when a change for the worse is detected in the condition of dry AMD patients

OUR HOLDING:

21%

33

AMD: THE LEADING CAUSE OF BLINDNESS IN THE ELDERLY POPULATION IN THE WESTERN WORLD

AMD: AGE-RELATED MACULAR DEGENERATION

AMD destroys sharp, central vision, necessary for common tasks such as facial recognition, driving, reading, & watching television



Normal Vision

Scotoma (Blind Spots)



Normal Vision

Metamorphopsia (Distortion)

SUDDEN AND DEVASTATING DISEASE

- AMD has 2 stages: "dry" (non-neovascular) and "wet" (neovascular)
- ~90% of blindness due to AMD is associated with the wet stage
- AMD PROGRESSES FROM THE DRY STAGE TO THE WET STAGE **SILENTLY** AND VISION LOSS OCCURS **RAPIDLY** (WITHIN WEEKS)


Disease Stage
Dry AMD
Wet AMD
Minimal Vision Loss
Severe Vision Loss
Legal Blindness
Time
Pigment Changes
Multiple Large Soft Drusen
Lesion
Scarring
Progression Rate
Years
Weeks

Sources: Brown DM, et al (2006). *New England Journal of Medicine 355*, 1432-44; Slakter JS & Stur M (2005). *Survey of Ophthalmology 50*, 263-73; Gehrs KM, et al (2006). *Annals of Medicine 38*, 450-71; Ferris FL, et al. (1984) *Archives of Ophthalmology*,102(11), 1640-42; Notal Vision website: http://www.foreseehome.com/wet-amd.html.

34

~9.1M INDIVIDUALS WITH DRY AMD IN THE U.S. ARE AT RISK OF CONVERSION TO WET AMD

THE NEED FOR HOME MONITORING

- It is not possible to predict who will develop wet AMD, and if so, when
- Dry AMD patients are monitored once or twice a year, in routine check-ups at the eye doctor
- Wet AMD can be treated, but due to late diagnosis, 64% of eyes end with dysfunctional vision even after treatment

---

ForeseeHome: a 3-min home eye exam

- The device is easy to use ("plug & play")
  - The patient takes a brief daily test
    - The system detects visual changes before symptoms appear
      - The Call Center alerts the patient and doctor when the disease progresses



ForeseeHome Online Portal
Call Center
Home monitoring
Early detection alert
Ongoing monitoring
Early detection alert
NOTAL VISION™
Early treatment before vision loss

Sources: Wittenborn JS & Rein DB. "The Future of Vision: Forecasting the Prevalence and Cost of Vision Problems." NORC at the University of Chicago. Prepared for Prevent Blindness, June 11, 2014; The CATT Research Group: Baseline Predictors for One-Year Visual Outcomes with Ranibizumabor Bevacizumabfor Neovascular Age-related Macular Degeneration. *Ophthalmology* 2012.

35

FORESEEHOME: SAVING THE PATIENT'S VISION BEFORE IT'S TOO LATE

MORE THAN 2,000,000 TESTS TO DATE

- ☑ FDA CLEARED
- ☑ CE MARKED
- ☑ CLINICALLY PROVEN
- ☑ MEDICARE COVERAGE
- ☑ ADOPTED IN THE AAOS's CLINICAL GUIDELINES



PROVEN PREVENTION OF VISION LOSS

AREDS2: Notal Vision conducted a trial in collaboration with the NIH on 1,520 patients in 44 eye clinics:

94% of patients who used the device as directed preserved functional vision at diagnosis vs only **62%** of patients using other detection methods

36

   STATUS  37  This slide contains forward-looking information as defined in Section 21E of the U.S. Securities Exchange Act of 1934, and in Section 32A of the Israel Securities Law, 5728-1968. See Slide 2 of this presentation.   BUILDING A COMPANY:  1  Recruited new CEO – Quinton Oswald, formerly of SARCode (acquired by Shire Pharmaceuticals), Genentech, and Novartis   2  Strategy and go-to-market analysis have been completed  3  Scale-up work plan in place  4  Relocated to U.S.; new management recruited

 DISCOVER. CLOUDYN

CLOUDYN

OUR INVESTMENT:

$6M

ESTABLISHED: 2011

FIRST INVESTMENT: 2011

TOTAL INVESTMENT: $18M

MAIN PARTNERS: InfoSys, Carmel Ventures, Titanium Investments

VISION: To enable enterprises to fully realize their cloud potential

PRODUCT: SaaS tools for monitoring and optimizing hybrid cloud costs and usage

OUR HOLDING:

40%

39

~80% OF ENTERPRISES HAVE HYBRID CLOUD ENVIRONMENTS

THE PROBLEM:

62% OF HYBRID CLOUD MANAGERS HAVE LITTLE VISIBILITY | **52%** DON'T HAVE A WAY TO DETERMINE WHAT THEY ARE PAYING FOR | **75%** DON'T HAVE A WAY TO CONTROL THEIR CLOUD SPRAWL

THE CHALLENGE:

WORKLOAD MIGRATION	CLOUD OPERATION	CONTINUOUS OPTIMIZATION
Migrating the proper workloads and building the right mix of clouds is tough	Enterprises are struggling to build a single, accurate picture to govern cloud resource usage	Cost and performance inefficiencies reduce cloud transformation ROI

Source: ScienceLogic Annual Report on Hybrid IT Trends, http://www.sciencelogic.com/cloud-adoption-survey/

40

   CLOUDYN PROVIDES UNPRECEDENTED INSIGHTS DERIVED FROM OPERATIONAL & FINANCIAL METRICS  41  THE SOLUTION:  VISIBILITY  Cloudyn’s solutions enable enterprises to gain granular, real-time visibility into consumption, cost & performance of multi-platform hybrid clouds    ACCOUNTABILITY  Cloudyn empowers enterprise-wide cloud accountability through accurate and reliable cost allocation and chargeback  OPTIMIZATION  Cloudyn provides businesses with optimized recommendations for maintaining the most efficient deployment, both cost- and performance-wise  Cloudyn monitors:  8,000 cloud apps    300,000 concurrent virtual machines (VMs)

   CLOUDYN RAISES $4M FROM INFOSYS  42

 DISCOVER. OPENLEGACY

   OPENLEGACY  ESTABLISHED: 2013FIRST INVESTMENT: 2014TOTAL INVESTMENT: $8.5MMAIN PARTNERS: Entrepreneurs  VISION: To deliver any core application as a digital servicePRODUCT: Tools that rapidly extract the services and information from legacy systems, and automatically transform them into mobile, web, & cloud applications  OUR INVESTMENT:$5.2M  OUR HOLDING:45%  44

NUMEROUS ENTEPRISES RUN ON IT SYSTEMS THAT ARE FROZEN IN TIME

LEGACY SYSTEM = AN OUTDATED COMPUTER SYSTEM, SOMETIMES DATING BACK TO THE 1970s-1980s

WHY DO ENTERPRISES RELY ON OUTDATED IT SYSTEMS FOR CRITICAL APPLICATIONS?

- Legacy systems preserve **valuable business knowledge**
- Replacing/upgrading IT systems involves significant **costs** and **risks** (security, compatibility, data loss)
- While replacing/upgrading legacy systems is **highly complex**, documentation is poor and skill with these systems in short supply

THE COST OF MAINTAINING LEGACY SYSTEMS

In both the public and private sectors in the U.S. (e.g. federal agencies & banks), maintaining legacy systems consumes three-quarters of IT budgets

Sources: United States Government Accountability Office, Information Technology: Additional Actions and Oversight Urgently Needed to Reduce Waste and Improve Performance in Acquisitions and Operations, GAO-15-675T, Jun 10, 2015, http://www.gao.gov/assets/680/670745.pdf; Tenemos, Banks are stuck in spaghetti junction, Aug 20, 2015, https://www.temenos.com/en/market-insight/retail-insight/banks-are-stuck-in-spaghetti-junction/

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OPENLEGACY: INSTANT DELIVERY OF ENTERPRISE CORE APPLICATIONS AS DIGITAL SERVICES AT A FRACTION OF THE COST

OPENLEGACY REVOLUTIONIZES LEGACY MODERNIZATION, OFFERING INDEPENDENCE FROM EXPENSIVE VENDORS, AND ELIMINATING HIGH COSTS AND HIGH RISK

GENERATES APIs IN MINUTES INSTEAD OF MONTHS	**ELIMINATES THE NEED FOR A COMPLEX TECHNOLOGY STACK**	**UNLIMITED FLEXIBILITY DRAMATICALLY REDUCES RISK OF FAILURE**
↓	↓	↓
Reduced time to market (TTM)	A fraction of the cost (TCO)	Ensures success of digital transformation

OpenLegacy received an honorable mention by Gartner Magic Quadrant Full Lifecycle API Management, October 2016

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OUR CYBER COMPANIES  47  IRONSCALESProtecting enterprises from cyber phishing attacks27% by RDCOur investment: $1.5m  SIXGILLCyber intelligence platform that analyzes the dark web22%Our investment: $2.5m  SECUREDTOUCHReal time identity verification for mobile apps and mobile websites29% by RDCOur investment: $2.2m  ALCIDESecurity and management tools for hybrid data centers30%Our investment: $1.5m  SECDOAutomatic detection and investigation of security alerts24% by RDCOur investment: $4m  NEW!

 ELRON. OPPORTUNITY  Thank you.elron.com